Exhibit 99.1

Mynd.ai Announces CEO Transition

SEATTLE, April 9, 2025 -- Mynd.ai, Inc. ("Mynd" or the "Company") (NYSE American: MYND), a global leader in interactive hardware and software solutions for education and enterprise, today announced that Vin Riera, Chief Executive Officer, will be stepping down from his role as CEO effective April 11, 2025, after eight years of exceptional leadership in the role. He has also resigned as a member of the Company’s Board of Directors. Arthur Giterman, Mynd's current Chief Financial Officer, has been appointed as the Company's new Chief Executive Officer and a member of the Board, effective April 11, 2025.  Mr. Giterman will continue to serve as Chief Financial Officer and will work with the Board to evaluate a potential successor.

"I am honored to step into the CEO role, and I see significant opportunities to transform our business in ways that serve our customers better and create value for our stakeholders," said Giterman.

Riera joined the company in 2017. Under his leadership, the Company attained a market-leading position by accelerating digital innovation. "With Vin’s leadership, Mynd has evolved significantly, and we thank him for his contributions.” said Simon Leung, Chairman of the Board of Directors. "Arthur is exceptionally qualified to lead Mynd into its next chapter, bringing a strong blend of financial, operational, and strategic expertise.”

Giterman joined the company in 2023 as the CFO and played a pivotal role in driving the company's strategic direction and taking the Company public a little over a year ago.

"It has been a privilege to lead Mynd through a period of exciting change, and I am so proud of what the team has achieved together," said Riera. "I've worked closely with Arthur over the past two years, and I've witnessed firsthand his deep understanding of what it takes for a global brand to grow and evolve. I'm confident Arthur is the right leader to shepherd Mynd through continued transformation and future success."

Forward-Looking Statements

This press release contains “forward-looking statements,” as defined by federal securities laws. Forward-looking statements reflect Mynd’s current expectations and projections about future events at the time and thus involve uncertainty and risk. The words “believe,” “expect,” “anticipate,” “will,” “could,” “would,” “should,” “may,” “plan,” “estimate,” “intend,” “predict,” “potential,” “continue,” “optimistic,” and the negatives of these words and other similar expressions generally identify forward looking statements. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in Mynd’s Annual Report on Form 20-F, filed with the SEC on March 26, 2025, as such factors may be updated from time to time in Mynd’s periodic filings with the SEC, which are accessible on the SEC’s website at www.sec.gov or on Mynd’s website at www.mynd.ai. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this release and in Mynd’s filings with the SEC. While forward-looking statements reflect Mynd’s good faith beliefs, they are not guarantees of future performance. Mynd disclaims any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes after the date of this press release, except as required by applicable law. You should not place undue reliance on any forward-looking statements, which are based only on information currently available to Mynd (or to third parties making the forward-looking statements).

The Company shall, upon the request of any shareholder or bondholder, furnish a hard copy of Mynd's complete audited financial statements free of charge.

About Mynd.ai, Inc.

Seattle-based Mynd is a global leader in interactive technology offering best-in-class hardware and software solutions that help organizations create and deliver dynamic content; simplify and streamline teaching, learning, and communication; and facilitate real-time collaboration. Our award-winning interactive displays and software can be found in more than 1 million learning and training spaces across 126 countries. Our global distribution network of more than 4,000 reseller partners and our dedicated sales and support teams around the world enable us to deliver the highest level of service to our customers. Our website is located at www.mynd.ai.

For investor and media inquiries, please contact:

Investor Relations - Mynd.ai, Inc.

E-mail: investorrelations@mynd.ai

Arthur Giterman

Tel: (206) 393-4443